November 26, 1996

United Municipal High Income Fund, Inc., Class A shares, Class Y shares
6300 Lamar
P. O. Box 29217
Shawnee Mission, Kansas  66201-9217

Dear Sir or Madam:

In connection with the public offering of shares of Capital Stock, par value $1.00 per share, of United Municipal High Income Fund, Inc., Class A shares, Class Y shares (the "Fund"), I have examined such corporate records and documents and have made such further investigation and examination as I deemed necessary for the purpose of this opinion.

It is my opinion that the 7,034,526 shares of Capital Stock of the Fund, registration of which the notice makes definite in number, were legally issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion with the Rule 24f-2 Notice.

Very truly yours,



Sharon K. Pappas
Attorney at Law

SKP:ska